EXHIBIT 10.01

June 9, 2017

Via Federal Express

Mr. James A. J. Nickolas

2318 Indian Ridge Drive

Glenview, IL

Dear Jim:

Based on our recent meetings and dialogue, together with your background and experience, I am pleased to offer you what I believe is an extremely attractive opportunity to join Martin Marietta. This letter sets out the offer terms and a brief position description.

Starting on or around August 1, 2017, you will assume the position of Senior Vice President and Chief Financial Officer to provide exceptional financial leadership for the Company. Based in Raleigh, NC, you will serve as a business partner and strategic advisor to me, the leadership team and the Board of Directors on a wide range of financial, strategic, operational and organizational issues.  You will play a critical role to help increase shareholder value by driving operational and financial goals, helping the business identify and capture revenue growth, operational efficiencies and investment opportunities.

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Annual base pay for your first year of employment will be $470,000. You will be paid $19,583.33 on a semi-monthly basis. For all subsequent years, your salary will be determined in accordance with our standard corporate practices and policies in effect from time to time with respect to performance and salary reviews, which are reviewed as of March of each year.

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Upon hire, the Company will award you a special one-time grant of restricted stock units, pursuant to the terms of a Restricted Stock Unit Award Agreement, with a grant date fair value equal to three times your annual base salary, or $1,410,000.  These units assume continuous employment through the fifth (5th) anniversary of your hire date, and will vest on the following schedule: a portion with a grant date value of $320,000 will vest on 12/31/2018, a portion with a grant date value of $230,000 will vest on 12/31/2019, and the remaining units will vest immediately following your fifth (5th) year of employment.  However, if you voluntarily terminate employment with the Company, or are terminated for cause, within five (5) years from your hire date, you will be obligated to repay the full award that was distributed in cash the value of the units at the time of their vesting within 30 days of the date of your termination. The remaining portion of the award that has not yet been distributed will be forfeited.

Mr. James A. J. Nickolas

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Following 30 days of employment, the Company will pay you a signing bonus of $100,000, less applicable taxes. This payment is an expression of the Company’s confidence in your ability with the expectation of continued future employment. However, if you voluntarily terminate employment with the Company, or are terminated for cause, within 24 months from your hire date, you will be obligated to repay this one-time bonus within 30 days of the date of your termination.

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You will participate in our Executive Incentive Compensation Plan (“EIC”) at a target of 75% of your calendar year earnings starting in 2017. Awards under the EIC are paid in cash and are based on (i) the Company’s annual performance and (ii) your performance toward personal goals established each year. Awards under the EIC generally range from 70% to 150% of target. For plan year 2017, contingent upon satisfactory performance, you will receive a minimum of 100% of your target EIC award.

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Starting in 2018, you will participate in our Long Term Incentive Plan (“LTIP”), under which awards are made in restricted stock units and performance share units. LTIP awards have a target value and grant amount as determined each year by the Management Development and Compensation Committee of the Board of Directors. Management will recommend to the Committee that your target value be 170% of your annual base salary. Forty-five percent (45%) of the award will be granted in restricted stock units, which vest ratably over three years. The remaining fifty-five percent (55%) will be granted in performance share units, which cliff vest in three years subject to the Company’s performance achievements that will be determined for the award.

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You will be provided with an Employment Protection Agreement in the same form as other Company executives, which, if triggered by a “change in control,” provides for certain benefits comparable to those provided to other Martin Marietta senior executives.

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You will be eligible to participate in our health and welfare plans. All employees contribute toward the cost of benefit coverage according to plan terms. Importantly, you will be eligible to participate in the medical and dental plans from your first day of employment.

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You will be eligible to participate in our retirement plans, which are currently comprised of a defined benefit pension plan and a defined contribution plan. The defined contribution plan is voluntary and provides a matching contribution from the Company for participants.

❖	You will be eligible under the Martin Marietta vacation policy for four weeks of paid vacation on an annual basis, which accrues monthly.

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You will be eligible under the Company’s relocation program for comprehensive reimbursement of moving costs, relocation travel, and temporary housing expense in Raleigh; specific details are included in the Company’s policy HR-7.4a. You will also be paid a

Mr. James A. J. Nickolas

relocation allowance equal to two months’ salary that will be grossed up for taxes in accordance with the policy. A summary of this policy is enclosed.

Enclosed also is a brochure describing our health and welfare plans and retirement plans available to salaried employees, as well as our Code of Ethical Business Conduct.

There are two contingencies. First, you must successfully pass our pre-employment drug screening (to which all our employees are subject). Second, a background check must be concluded to the Company’s satisfaction. Finally, I would be remiss if I didn’t underscore this employment offer should in no way be considered an employment agreement between you and Martin Marietta. Either the Company or you may terminate employment at any time with or without cause.

Jim, I know you will want to review this offer thoroughly, but I look forward to your prompt response – and hope then to officially welcome you to our team. If you have any questions, please don’t hesitate to call me or Don McCunniff. Otherwise, please sign where indicated below, keep one original for your files and please return the duplicate to me for our files in Raleigh.

Sincerely yours,

/s/ C. Howard Nye

C. Howard Nye

Chairman, President and Chief Executive Officer

Enclosures

I accept this offer of employment as outlined in this letter.

/s/ James A. J. Nickolas	June 12, 2017
James A. J. Nickolas	Date